SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated July 27, 2006

Commission File No. 0-28578

DASSAULT SYSTEMES S.A.
(Name of Registrant)

9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F X	Form 40-F __
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ___	No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ___	No X
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934:
Yes ___	No X
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

ENCLOSURES:

Dassault Systemes S.A. is furnishing under cover of Form 6-K a press release dated July 27, 2006, announcing that Airbus has selected PLM solutions from IBM and Dassault Systemes for product development projects.

Airbus Expands Commitment to PLM Solutions
from IBM and Dassault Systèmes
for Product Development Projects

ENOVIA: standardizing virtual product development processes

Paris, France, July 27, 2006 – IBM and Dassault Systemes (Nasdaq: DASTY; Euronext Paris: #13065, DSY.PA) today announced that Airbus has selected ENOVIA VPLM, their 3D collaborative Virtual Product Lifecycle Management solution, combined with CATIA, to standardize product development processes. Airbus is extending its ENOVIA VPLM user base to several thousand users, emphasizing the company’s commitment to IBM and DS’ PLM solutions.

The ENOVIA VPLM solution has demonstrated its capabilities as an integrated part of the Airbus Enterprise Data Management system, enabling Airbus to perform digital mock-up reviews and clash detection earlier in the process. Due to the demonstrated benefits, Airbus has decided to expand the usage of ENOVIA VPLM to all programs. The CATIA and ENOVIA VPLM combination is becoming the standard environment for all new programs at Airbus.

“Increased collaboration and the ability to capitalize on past projects are critical to clients’ ability to drive a profitable innovation strategy. This is especially true in complex aircraft projects,” says Hervé Rolland, vice-president, Product Lifecycle Management, IBM Southwest Europe. “Using our PLM solutions, Airbus will be able to better address clients’ specific needs, while reducing costs and product development time.”

“This decision by Airbus reflects the strength of our partnership and our commitment to the company’s future development,” says Etienne Droit, executive vice-president PLM Sales and Distribution, Dassault Systèmes. “The Airbus teams on each program will access a standardized configured Digital Mock-Up, and capitalize on the developments of previous and current projects. This will facilitate design and knowledge re-use, enabling innovation and accelerated product development.”

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About IBM
To learn more about IBM and PLM, visit: www.ibm.com and www.ibm.com/solutions/plm

About Dassault Systèmes
As a world leader in 3D and Product Lifecycle Management (PLM) solutions, the Dassault Systèmes group brings value to more than 90,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systèmes develops and markets PLM application software and services that support industrial processes and provide a 3D vision of the entire lifecycle of products from conception to maintenance. The Dassault Systèmes portfolio consists of CATIA for designing the virtual product — SolidWorks for 3D mechanical design — DELMIA for virtual production — SIMULIA for virtual testing and ENOVIA for global collaborative lifecycle management, including ENOVIA VPLM, ENOVIA MatrixOne and ENOVIA SmarTeam. Dassault Systèmes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. For more information, visit http://www.3ds.com

CATIA, DELMIA, ENOVIA, SIMULIA and SolidWorks are registered trademarks of Dassault Systèmes or its subsidiaries in the US and/or other countries.

IBM Press Contact:	Dassault Systèmes Press Contacts:
Zohra Dali	Anthony Maréchal
+33 6 71 92 71 87	01 55 49 84 21
zohradali@fr.ibm.com	anthony marechal@ds-fr.com

Derek Lane (Americas)
+1(818) 673-2243
derek lane@ds-us.com

Mikiko Igarashi (AP)
+81-3-5442-4138
mikiko igarashi@ds-jp.com

Financial Dynamics
Nelly Dimey: +33 1 47 03 68 19
Pierre Mas: +33 1 47 03 68 14
Nelly.Dimey@fd.com / pierre.mas@fd.com

SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DASSAULT SYSTEMES S.A.
Date: July 27, 2006	By:	/s/ Thibault de Tersant
	Name:	Thibault de Tersant
	Title:	Executive Vice President, Finance and Administration